UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                            The Coffee Exchange, Inc.
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No. 000-50228

 Delaware                                                            33-0967974
---------                                                            ----------
(State or other jurisdiction of incorporation                  (I.R.S. Employer
or organization)                                             Identification No.)

23 Corporate Plaza, Suite 180, Newport Beach, California                   92660
--------------------------------------------------------                   -----
(Address of principal executive offices)                              (Zip Code)

                                 (949) 720-7320
                                 --------------
                          Registrant's telephone number

                   Approximate date of mailing: March 3, 2004

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on March 3, 2004 of shares of $.001 par common stock ("Common Stock") of The Coffee Exchange, Inc., a Delaware corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

On February 28, 2004, George Sines, the president, treasurer and a director of the Company, agreed to enter into a share redemption transaction with the Company and share purchase transaction with Stephen Harrington (collectively, the "GS Share Transactions") whereby the Company agreed to redeem Mr. Sines' 1,700,000 shares of common stock and Mr. Harrington agreed to purchase Mr. Sines' 300,000 shares of common stock. The agreed upon closing date for the GS Share Transactions is March 15, 2004.

On February 28, 2004, Scott Yancey, the secretary and a director of the Company, agreed to enter into a share redemption transaction with the Company and share purchase transaction with Stephen Harrington (collectively, the "SY Share Transactions") whereby the Company agreed to redeem Mr. Yancey's 2,971,000 shares of common stock and Mr. Harrington agreed to purchase Mr. Yancey's 354,000 shares of common stock. The agreed upon closing date for the SY Share Transactions is March 15, 2004.

CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

Effective with the closing of the GS Share Transactions, Mr. Sines intends to resign his positions as president, treasurer, and a director of the Company; and, effective with the closing of the SY Share Transactions, Mr. Scott Yancey intends to resign his position as secretary and a director of the Company. New directors will be appointed upon their resignations, which shall result in a change in the majority of the Company's board of directors. Such new directors will consist of directors to be nominated by Mr. Sines and Mr. Yancey. These new director is proposed to be Mr. Stephen Harrington. To give effect to this agreement, the Company's current board of directors, consisting of Mr. Sines and Mr. Yancey, will resign on the day following the tenth day that this Schedule 14f-1 information statement is mailed to the stockholders of the Company.

VOTING SECURITIES OF THE COMPANY

As of March 3, 2004, we had 6,671,000 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

CHANGE OF CONTROL

Mr. Sines has agreed to (i) have 1,700,000 shares of common stock redeemed by the Company and (ii) transfer 300,000 shares of common stock to Mr. Harrington on the closing. Mr. Yancey has agreed to (i) have 2,971,000 shares of common stock redeemed by the Company and (ii) transfer 354,000 shares of common stock to Mr. Harrington on the closing. Stephen Harrington will own an aggregate of 654,000 shares of common stock subsequent to completion of the purchase transactions. As a consequence thereof, there will be a change in control of the Company.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the GS Share Transactions and the SY Share Transactions and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by such agreements. Additional information about the transactions contemplated by the GS Share Transactions and the SY Share Transactions and the business of the Company will be contained in the Company's Current Report on Form 8-K, expected to be filed with the Securities and Exchange Commission. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended December 31, 2003. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                           SUMMARY COMPENSATION TABLE
========================================================================================================================
                                                               LONG TERM COMPENSATION
------------------------------------------------------------------------------------------------------------------------
                             ANNUAL COMPENSATION               Awards                            Payouts
------------------------------------------------------------------------------------------------------------------------
                                                  Other        Restricted     Securities         LTIP       All Other
                                         Bonus    Annual       Stock          Underlying         Payouts    Compen-
                     Year    Salary ($)  ($)      Compen-      Awards ($)     Options/SARs       ($)        sation($)
                                                  sation                       (#)
                                                  ($)
------------------------------------------------------------------------------------------------------------------------
George Sines,        2003        $0          $0        $0            $0               0               $0        $0
President, Treasurer
------------------------------------------------------------------------------------------------------------------------
Scott Yancey,        2003        $0          $0        $0            $0               0               $0        $0
Secretary
------------------------------------------------------------------------------------------------------------------------

STOCK OPTION GRANTS

No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2003.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2003.

OUTSTANDING STOCK OPTIONS

The Company has not granted any stock options and do not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of the Company's common stock.

COMPENSATION OF DIRECTORS

The Company's directors do not receive cash compensation for their services as directors or members of committees of the board.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of common stock beneficially owned as of March 3, 2004 by: (i) each person (including any group) known to the Company to own more than five percent (5%) of any class of the Company's voting securities, (ii) each of the Company's directors, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

CURRENT OFFICERS AND DIRECTORS

======================= ======================================== ==================================== ============================
Title of Class          Name and Address                           Amount and Nature of Beneficial           Percent of Class
                        of Beneficial Owner                                     Owner
----------------------- ---------------------------------------- ------------------------------------ ----------------------------
Common Stock            George Sines
                        1 Flaxwood                                  2,000,000 shares, President,                   29.98%
                        Irvine, California                            Treasurer and a director
----------------------- ---------------------------------------- ------------------------------------ ----------------------------
Common Stock            Scott Yancey
                        1680 East Downington Ave.                 3,325,000 shares, Secretary and a                49.84%
                        Salt Lake City, Utah                                  director
----------------------- ---------------------------------------- ------------------------------------ ----------------------------
Common Stock            All directors and named executive
                        officers as a group                               5,325,000 shares                         79.82%
======================= ======================================== ==================================== ============================


PROPOSED OFFICERS AND DIRECTORS

----------------------- ------------------------------------------- ------------------------------------- ------------------------
Title of Class          Name of Beneficial Owner                       Amount of Beneficial Owner              Percent of Class
----------------------- ------------------------------------------- ------------------------------------- ------------------------
Common Stock            Stephen Harrington                            654,000 shares, president, chief
                        111 Presidential Boulevard                  financial officer, secretary, and a
                        Suite 158A                                              director
                        Bala Cynwyd, PA  19004                           (effective March 15, 2004)                 32.7%
----------------------- ------------------------------------------- ------------------------------------- ------------------------
                        All directors and named executive                      654,000 shares
Common Stock            officers as a group                              (effective March 15, 2004)                 32.7%
----------------------- ------------------------------------------- ------------------------------------- ------------------------

Beneficial ownership is determined in accordance with the rules of the SEC generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of the Registrant's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant's common stock indicated as beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about March 15, 2004, Mr. George Sines and Mr. Scott Yancey will each tender a letter of resignation to the Board to resign as directors of the Company. Mr. Stephen Harrington will be appointed as a director of the Company upon the resignations of Mr. George Sines and Mr. Scott Yancey.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

================================ =============== ==============================
Name                                  Age        Position
-------------------------------- --------------- ------------------------------
George Sines                           44        President, Treasurer, Director
-------------------------------- --------------- ------------------------------
Scott Yancey                           31        Secretary, Director
================================ =============== ==============================

George Sines. Mr. Sines has been our President, Treasurer and one of our directors since our inception. From 1991 to the present, Mr. Sines has been working in the real estate title insurance business in public relations for First American Title insurance. While working for First American Title Insurance, he has created a network of professional contacts across the country. Mr. Sines also has experience with construction firms and has rehabilitated run down apartment complexes while speculating with new home construction. Mr. Sines received a Bachelors of Science degree in business at the University of California at Los Angeles. Mr. Sines is not an officer or director of any reporting company.

Scott Yancey. Mr. Yancey has been our Secretary and one of our directors since May 2001. From 1993 to the present, Mr. Yancey has been the owner and operator of Town & Country Real Estate & Development, a real estate brokerage firm in Utah. Mr. Yancey possesses a real estate broker's license for the state of Utah. Mr. Yancey is not an officer or director of any reporting company.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION OF GEORGE SINES AND SCOTT YANCEY

-------------------- --------------- -----------------------------------------
Name                      Age        Position
-------------------- --------------- -----------------------------------------
Stephen Harrington         47        president, chief financial officer,
                                     secretary, and a director
-------------------- --------------- -----------------------------------------


Stephen P. Harrington. Mr. Harrington has served as the President and a member of the Board of Directors of Continental Southern Resources, Inc. since February 2002. Mr. Harrington has also served as the President of SPH Investments, Inc., a private investment company located in Bala Cynwyd, Pennsylvania and Wakefield, Rhode Island, since 1992. Mr. Harrington is also the President of SPH Equities, Inc. and has served as an officer and director of several publicly held corporations, including Hercules Development Group, Inc. and BPK Resources, Inc. Mr. Harrington graduated from Yale University in 1980.


                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 2003.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2003 and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Coffee Exchange, Inc.



By:      /s/  George Sines
         --------------------------------------------
         George Sines
Its:     President